                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                                 AMENDMENT NO. 2

                    Under the Securities Exchange Act of 1934


                             EXCAL ENTERPRISES, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.001 Per Share
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   300902 10 3
        ----------------------------------------------------------------
                                 (CUSIP Number)

                              Judith D. Fryer, Esq.
              Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel
                        153 East 53rd Street, 35th Floor
                            New York, New York 10022
                                 (212) 801-9200
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                         September 12, 15, and 23, 1997
        ----------------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
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                                                              Page 2 of 11 Pages

CUSIP No.  300902 10 3

(1)   Name of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
      Persons
           National Income Realty Trust
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(2)   Check the Appropriate Box if a Member of a Group
         (a)  |X|                (b)   |_|
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(3)   SEC Use Only
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(4)   Source of Funds  WC
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(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization  California, USA
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Number of                   (7)     Sole Voting Power    0
Shares Bene-               -----------------------------------------------------
ficially                    (8)     Shared Voting Power   300,000
Owned by Each              -----------------------------------------------------
Reporting                   (9)     Sole Dispositive Power  0
Person With                -----------------------------------------------------
                           (10)     Shared Dispositive Power  300,000
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
           300,000
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(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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(13)  Percent of Class Represented by Amount in Row (11)   7.5%
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(14)  Type of Reporting Person    OO
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                                                              Page 3 of 11 Pages

CUSIP No.  300902 10 3

(1)   Name of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
      Person
           William S. Friedman
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(2)   Check the Appropriate Box if a Member of a Group
         (a)  |X|                (b) |_|
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(3)   SEC Use Only
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(4)   Source of Funds   PF
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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)
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(6)   Citizenship or Place of Organization      USA
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Number of                   (7)     Sole Voting Power    202,000
Shares Bene-               -----------------------------------------------------
ficially                    (8)     Shared Voting Power  98,000
Owned by Each              -----------------------------------------------------
Reporting                   (9)     Sole Dispositive Power  202,000
Person With                -----------------------------------------------------
                           (10)     Shared Dispositive Power  98,000
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person
           300,000
--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)   7.5%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person    IN
--------------------------------------------------------------------------------
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                                                              Page 4 of 11 Pages

Item 1. Security and Issuer.

      (a) Title and Class of Security: This statement relates to the shares of common stock, par value $.001 per share, of Excal Enterprises, Inc. ("Excal"), a Delaware corporation (the "Common Stock").

      (b)   Issuer: EXCAL ENTERPRISES, INC.
                      100 N. Tampa Street
                      Suite 3575
                      Tampa, Florida  33602

Item 2. Identity and Background.

        I.      National Income Realty Trust

        2(a)    Name: National Income Realty Trust (the "Trust")

        2(b)    State or Place of Organization: California

        2(c)(i) Principal Business: The Trust is a California business trust that has elected to be treated as a Real Estate Investment Trust under the Internal Revenue Code of 1986. The Trust's business is investing in real estate through direct acquisitions and partnerships and, to a lesser extent, financing real estate and real estate related activities through mortgage loans.

       2(c)(ii) Address of Principal Business: 280 Park Avenue, East Building,
                20th Floor, New York, New York 10017

      2(c)(iii) Address of Principal Office: 280 Park Avenue, East Building,
                20th Floor, New York, New York 10017

        2(d) Criminal Convictions: The Trust has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        2(e) Violations of Federal or State Securities Laws: The Trust was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
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                                                              Page 5 of 11 Pages

        Mrs. Lucy N. Friedman, the wife of William S. Friedman, may be deemed to own approximately 1,141,738 shares or 32.4% of the 3,523,070 shares of beneficial interest of the Trust outstanding as of March 14, 1997. Mrs. Friedman owns 731,266 of such shares in her name and the remaining 410,472 shares are owned by various members of the Friedman family, including Mr. Friedman, and various entities of which Mrs. Friedman may be deemed a control person. Mrs. Friedman disclaims beneficial ownership of 31,865 of such shares. By virtue of her beneficial ownership of 32.4% of the Trust's shares, Mrs. Friedman may be deemed a "person controlling" the Trust, and is therefore required to file the following information. Mrs. Friedman disclaims membership in any "group" with respect to the ownership of the securities of Excal.

        2(a)    Name: Lucy N. Friedman

        2(b) Business address: 280 Park Avenue, East Building, 20th Floor, New York, New York 10017

        2(c)(i) Present Principal Employment: Executive Director, Victim
                Services

       2(c)(ii) Principal Business and Address of Mrs. Friedman: Victim
                Services, 2 Lafayette Street, New York, New York, a not-for-profit organization

        2(d) Criminal Convictions: Mrs. Friedman has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        2(e) Violations of Federal or State Securities Laws: Mrs. Friedman was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

        2(f)    Mrs. Friedman is a citizen of the USA.

       Items 3-6 of Schedule 13D are not applicable to Mrs. Friedman
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                                                              Page 6 of 11 Pages

        II.     William S. Friedman

        2(a)    Name: William S. Friedman

        2(b) Business Address: 280 Park Avenue, East Building, 20th Floor, New York, New York 10017

        2(c)(i) Present Principal Employment: (a) President, Chief Executive
                Officer and Trustee of the Trust, (b) Director and Chief Executive Officer of Tarragon Realty Advisors, Inc., a company responsible for the day-to-day management of the Trust and (c) officer and director of Tarragon Management, Inc., a wholly-owned subsidiary of Tarragon Realty Advisors, a company responsible for management of the Trust's properties.

       2(c)(ii) Principal Business and Address of Mr. Friedman: Officer and
                Trustee of The Trust, 280 Park Avenue, East Building, 20th Floor, New York, New York 10017.

        2(d) Mr. Friedman has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        2(e) Mr. Friedman was not, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        2(f)    Mr. Friedman is a citizen of the USA.

Item 3. Source and Amount of Funds or Other Consideration.

        I.      National Income Realty Trust

                During the period from April 17, 1997 through April 25, 1997, the Trust acquired an aggregate of 398,000 shares of Common Stock in open market purchases using its working capital. The purchase price per share ranged from $2.6458 to $3.125 per share. On September 12, 15, and 23, 1997, the Trust disposed of an aggregate of 300,000 shares of Common Stock in open market transactions as follows:

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                                                              Page 7 of 11 Pages

             Date of Sale       Number of Shares        Sale Price Per Share
             ------------       ----------------        --------------------
                9/12/97              100,000                    $5.25
                9/12/97              100,000                    $5.25
                9/15/97               50,000                    $5.25
                9/23/97               50,000                    $5.68


        II.     William S. Friedman

                On May 1, 1997, Mr. Friedman acquired an aggregate of 202,000 shares of Common Stock at a purchase price of $3.125 per share in open market purchases using his personal funds. Mr. Friedman continues to hold these shares.

Item 4. Purpose of Transactions.

        I.      National Income Realty Trust

        II.     William S. Friedman

                The Trust sold the shares in order to realize the appreciation in the value of the Common Stock. The Trust and/or Mr. Friedman may in the future decide to sell more shares of the Common Stock for this or other reasons. However, the Trust and Mr. Friedman may continue to hold the shares of Common Stock for investment purposes and for the purpose of exploring the possibility of an extraordinary corporate transaction involving Excal whether with the Trust, affiliates of the Trust or others, which transaction, although there is no current plan or proposal to do so, may relate to or result in one or more of the transactions listed below:

        (a) the acquisition or disposition by the Trust or Mr. Friedman or one of their affiliates of additional securities of Excal;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Excal or any of its subsidiaries;

        (c) a sale or transfer of a material amount of assets of Excal or any of its subsidiaries;

        (d) a change in the present board of directors or management of Excal, including plans or proposals to change the number or terms of directors;

        (e) a material change in the present capitalization or dividend policy of Excal;

        (f) a material change in Excal's present business or corporate structure;

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                                                              Page 8 of 11 Pages

        (g) changes in Excal's present charter, bylaws or similar instruments;

        (h) causing a class of securities of the Company to be delisted from a national securities exchange or inter-dealer quotation system;

        (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

        (j)     any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

        I.      National Income Realty Trust

        (a)     Aggregate Number: 300,000 shares of Common Stock.
                Percentage: 7.5% of the 4,025,594 shares of Common Stock outstanding as of April 30, 1997 reported in Excal's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

        (b) The Trust has the sole power to vote and the sole power to dispose of no shares of the Common Stock. Mr. Friedman shares voting and dispositive power with the Trust as to the 98,000 shares of Common Stock owned by the Trust by virtue of his controlling interest in the Trust and a delegation of voting power to him by the Trust as described in Item 6 below.

        (c)     Not Applicable.

        (d)     Not Applicable.

        (e)     Not Applicable.

        II.     William S. Friedman

        (a)     Aggregate Number: 300,000 shares of Common Stock.
                Percentage: 7.5% of the 4,025,594 shares of Common Stock outstanding as of April 30, 1997 reported in Excal's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

        (b) Mr. Friedman has the sole power to vote and the sole power to dispose of 202,000 shares of the Common Stock. Mr. Friedman shares the power to vote and shares the power to dispose of 98,000 shares of the Common Stock as described in Items 5.I.(b) and 6 herein.

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                                                              Page 9 of 11 Pages

        (c)     Not Applicable

        (d)     Not Applicable

        (e)     Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                Although there is no formal agreement between the Trust and Mr. Friedman with respect to the securities of Excal, Mr. Friedman expects to vote his shares of Common Stock in the same manner that the Trust votes its shares of Common Stock. Mr. Friedman is authorized by the Trust's Board of Trustees to vote the Trust's shares of Common Stock as to routine matters; however, he needs to obtain the direction of the Board of Trustees as to how to vote the Trust's shares of Excal as to all extraordinary matters to be voted on concerning Excal.

Item 7. Material to be Filed as Exhibits.

                None.
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                                                             Page 10 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  NATIONAL INCOME REALTY TRUST


DATED:  September 24, 1997                        /s/ William S. Friedman
                                                  ------------------------------
                                                  By: William S. Friedman,
                                                  Trustee


DATED:  September 24, 1997                        /s/ William S. Friedman
                                                  ------------------------------
                                                  William S. Friedman

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                                                             Page 11 of 11 Pages

                                                                       EXHIBIT A

                             CONSENT TO JOINT FILING

        National Income Realty Trust and William S. Friedman hereby consent to the joint filing of this Amendment No. 2 to Schedule 13D with respect to the common stock of Excal Enterprises, Inc. and agree that this Amendment No. 2 to
Schedule 13D is filed on behalf of each of them.

                                                  NATIONAL INCOME REALTY TRUST


DATED:  September 24, 1997                        /s/ William S. Friedman
                                                  ------------------------------
                                                  By: William S. Friedman,
                                                      Trustee


DATED:  September 24, 1997                        /s/ William S. Friedman
                                                  ------------------------------
                                                  William S. Friedman